FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Ikaria, Inc.

6 State Route 173

Clinton, NJ 08809

Attn: Matthew M. Bennett

Senior Vice President, Legal and Corporate Development
(908) 238-6600

VIA EDGAR, EMAIL AND HAND DELIVERY

October 22, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	John L. Krug
Franklin Wyman

Ikaria, Inc.
Registration Statement on Form S-1
File No. 333-166792

Rule 83 Confidential Treatment Request by Ikaria, Inc. Request #1

On behalf of Ikaria, Inc., a Delaware corporation (the “Company”), as a follow-up to a discussion on October 21, 2010 with John L. Krug of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, the Company supplementally advises the Staff that based on discussions between the Company and the underwriters, considering information currently available the estimated public offering price per share will be between [**] per share, prior to giving effect to a [**] reverse stock split to be effected prior to the offering.

The Company expects to file Amendment No. 4 to its Registration Statement on Form S-1 (the “Registration Statement”) today to respond to remaining comments from the Staff and update disclosure for business developments.  In addition, the Company expects to file Amendment No. 5 to the Registration Statement on or about Tuesday, October 26, 2010 before printing preliminary prospectuses and beginning the road show to reflect the estimated price range, the reverse stock split and the Company’s third quarter financial statements.

Ikaria, Inc. respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to Company’s Senior Vice President, Legal and Corporate Development, Ikaria, Inc., 6 State Route 173, Clinton, New Jersey 08809, telephone 908-238-6600, facsimile 866-670-3623 before it permits any disclosure of the underlined information contained in Request #1.

The Company and the underwriters are currently preparing to begin the road show for the offering on or about Wednesday, October 27, 2010.  To the extent feasible, we appreciate the Staff’s efforts to provide any further comments as soon as possible.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.  For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose.  We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided.   If you require additional information, please telephone either the undersigned at the telephone number indicated above, or Lia Der Marderosian of this firm at (617) 526-6982.

Sincerely,

Jason S. Frank